UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 30 October 2023

Rentokil Initial plc (the "Company")
30 October 2023

Notification of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company hereby announces that David Frear, Non-Executive Director, purchased 500 American Depositary Shares (ADSs) in the Company at a price of USD25.43 per ADS on 27 October 2023. Each ADS is equivalent to five of the Company's ordinary shares of one pence each.

The relevant notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Frear
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Rentokil Initial plc American Depositary Shares CUSIP: 760125104
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD25.43	500
d)	Aggregated information - Aggregated volume - Total price	500 USD12,715.00
e)	Date of the transaction	27 October 2023
f)	Place of the transaction	New York Stock Exchange

Enquiries:

Catherine Stead, Company Secretary              Rentokil Initial plc             +44 (0)7826 533700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary